Exhibit 4.2

DESCRIPTION OF TRINITY PLACE HOLDINGS INC. SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

DESCRIPTION OF COMMON STOCK

General

As of the date of this filing, our authorized capital stock consists of 79,999,997 shares of common stock with par value of $.01 per share, two shares of a class of preferred stock (which were redeemed in accordance with their terms and may not be reissued), one share of a class of special stock, par value $.01 per share, and 40,000,000 shares of a class of designation preferred stock, par value $0.01 per share.

As of December 31, 2019, there were 31,881,961 shares of common stock issued and outstanding held by 173 holders of record. As of December 31, 2019, we had an aggregate of 453,334 shares of unvested restricted stock unit awards outstanding and 757,605 shares of vested restricted stock unit awards that have not yet been issued and 1,017,535 shares of our common stock reserved for future issuance pursuant to our existing stock incentive plan.

The following description of the terms of our common stock is only a summary. This description is subject to, and qualified in its entirety by reference to, our certificate of incorporation and bylaws, each of which has previously been filed with the SEC and which we incorporate by reference as exhibits to the Annual Report on Form 10-K of which this Exhibit 4.2 is a part, and the Delaware General Corporation Law, or DGCL.

Voting Rights

Except as set forth below or otherwise required by law or as otherwise provided in any preferred stock that may be authorized in the future, the holders of the common stock exclusively possess all voting power, and each share of common stock has one vote.

Except as otherwise required by law, holders of common stock are not entitled to vote on any amendment to the certificate of incorporation that relates solely to the alteration or change of the powers, preferences, rights or other terms of one or more outstanding series of preferred stock or series of designation preferred stock (or of special stock, as applicable) if the holders of such affected series of preferred stock or designation preferred stock (or the special stock, as applicable) are entitled, either separately or, in the case of one or more series of preferred stock or designation preferred stock, together with the holders of one or more other series of preferred stock or designation preferred stock, to vote thereon as a separate class pursuant to the certificate of incorporation or pursuant to the DGCL as currently in effect or as may be amended in the future.

Dividends

Subject to limitations under Delaware law and preferences that may apply to any outstanding shares of preferred stock, holders of our common stock are entitled to receive ratably such dividends or other distribution, if any, as may be declared by our board of directors out of funds legally available therefor.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the liquidation preference of the special stock and any outstanding preferred stock.

Rights and Preferences

The common stock has no preemptive, conversion or other rights to subscribe for additional securities. There are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Fully Paid and Nonassessable

All outstanding shares of our common stock are, and all shares of common stock to be outstanding upon completion of the offering will be, validly issued, fully paid and nonassessable.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company, LLC. Its address is 6201 15th Avenue, Brooklyn, New York 11219 and its telephone number is (718) 921-8200.

Quotation of Common Stock

Our common stock is listed on the NYSE American under the symbol “TPHS.”

CERTAIN PROVISIONS OF DELAWARE LAW AND OF THE COMPANY’S CERTIFICATE OF INCORPORATION AND BYLAWS

Delaware Takeover Statute

We are subject to Section 203 of the DGCL. This statute regulating corporate takeovers prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for three years following the date that the stockholder became an interested stockholder, unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Certificate of Incorporation and Bylaw Provisions

Our certificate of incorporation and bylaws contain some provisions which may have the effect of delaying, deferring or preventing a change in control of the Company. In particular, our certificate of incorporation and bylaws provide for the following:

Special Stock

In connection with the investment by Third Avenue in the Company in October 2013, the Company issued to Third Avenue one share of special stock, par value $.01 per share. The sole purpose of the share of special stock is to enable Third Avenue to elect one member of the board of directors. No dividends or distributions may be declared, paid or made on the special stock. The special stock ranks senior to the common stock, as to distributions of assets on any liquidation, dissolution or winding up of the Company, but only in an amount equal to the par value of such share. The special stock will, subject to lawfully available funds, be automatically redeemed at such time as the “Special Stock Ownership Threshold” of 2,345,000 shares of common stock is no longer satisfied, at a per share redemption price equal to its par value. Except as expressly provided in the certificate of incorporation or as otherwise required by applicable law, the holder of the special stock is not entitled to vote such share on any matters submitted to a vote of stockholders of the Company.

Board of Directors

Staggered Board.  The board of directors is divided into two classes, as nearly equal in number as possible, designated Class I and Class II. Subject to the provisions of our certificate of incorporation, each director serves for a term ending at the second annual meeting following the annual meeting at which such director was elected and until his or her successor is elected and qualified or his or her earlier resignation or removal. In case of any increase or decrease, from time to time, in the number of directors, the number of directors in each class will be apportioned as nearly equal as possible. Any director may be removed from office at any time, with or without cause, by the affirmative vote of the holders of a majority in voting power of the shares of capital stock of the Company entitled to elect such director.

Special Stock Director. From and after the issuance of special stock and until the first date that the Special Stock Ownership Threshold is no longer satisfied, one director who is elected by the holder of the special stock, voting as a separate class to the exclusion of the holders of common stock, designation preferred stock and any preferred stock, such director referred to herein as the Special Stock Director

On the first date that the Special Stock Ownership Threshold is no longer satisfied, the term of the Special Stock Director will automatically terminate, the person formerly holding such directorship will cease to be a director of the Company and the size of the board of directors will be automatically reduced by one directorship. Immediately following such reduction, the size of the board of directors will automatically be increased by one directorship, which will elected by the holders of common stock.

Restrictions on Transfers Related to Preservation of the Ability to Utilize Certain Tax Benefits Associated with NOLs

In order to help preserve its ability to utilize certain tax benefits primarily associated with the Company’s NOLs, the Company’s certificate of incorporation generally prohibits transfers or sales of stock that would result in a person or group of persons becoming a 4.75% stockholder, or that would result in the increase or decrease by a person or group of persons that is an existing 4.75% stockholder of its percentage ownership interest in the Company. Any direct or indirect transfer attempted in violation of the certificate of incorporation will be void. The restrictions on transfer under the certificate of incorporation will not apply if the transferor or the transferee obtains the prior written approval of the board of directors. Any person who desires to effect an otherwise prohibited transaction may, prior to the date of the proposed transaction, submit a request in writing that the board of directors review and authorize the transaction, following the procedures set forth in the certificate of incorporation. These restrictive provisions in the certificate of incorporation will expire by their terms on the earliest to occur of, among other things, February 12, 2025; the date selected by the board of directors, if the board of directors determines that it is in the best interests of the Company’s stockholders for the restrictions set forth in the certificate of incorporation to be removed or released; and the date selected by the holders of a majority of the voting power of the Company, approved at an annual or special meeting of stockholders or by written consent.

Special Meetings

Our bylaws provide that a special meeting of the stockholders for any purpose or purposes shall be called pursuant to a resolution approved by the board of directors and may not be called by any other person or persons.

Designation Preferred Stock

Subject to the rights of the holder of the special stock, and subject to the limitations prescribed by law, the board of directors is authorized, subject to any limitations prescribed by law or expressly set forth in the Certificate of Incorporation, to provide for the issuance of shares of designation preferred stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware, or a Preferred Stock Designation, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions thereof.

The number of authorized shares of designation preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of capital stock of the Company entitled to vote thereon, without a vote of the holders of the designation preferred stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any Preferred Stock Designation.

As of the date of this filing, no designation preferred stock has been issued.

Choice of Forum

The Company’s certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on the Company’s behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against the Company arising pursuant to the Delaware General Corporation Law, the Company’s certificate of incorporation or bylaws; or any action asserting a claim against the Company that is governed by the internal affairs doctrine. This provision is not intended to apply to claims arising under the Securities Act and the Exchange Act. To the extent the provision could be construed to apply to such claims, there is uncertainty as to whether a court would enforce the provision in such respect, and the Company’s stockholders will not be deemed to have waived the Company’s compliance with federal securities laws and the rules and regulations thereunder.